Mail Stop 4561

August 8, 2008

Nand (Andy) Khanna
President and Chief Executive Officer
Sonasoft Corp.
6489 Camden Avenue, Suite 105
San Jose, CA 95120

> **Re: Sonasoft Corp.**
> **Amd. 1 to Registration Statement on Form S-1**
> **Filed July 29, 2008**
> **File No. 333-150750**

Dear Mr. Khanna:

We have reviewed your amended filing and have the following comments.

Executive Compensation, page 23

1.   We note your response to comment 3 of our letter dated June 4, 2008. It appears that in the "Option Exercise Price" column of the Outstanding Equity Awards table you have aggregated the exercise prices of the unexercised options held by each of your named executive officers. The option exercise price should be provided on a per-option basis. Please note that you are only permitted to aggregate multiple option awards in the table when the expiration dates and the exercise prices of the options are identical. See Instruction 4 to Item 402(p)(2) of Regulation S-K. Otherwise, you must provide the information in the table on a per-award basis.

Certain Relationships and Related Transactions, page 26

2.   We note your response to comment 5 of our letter dated June 4, 2008. Please expand your disclosure to provide all of the information required by Item 404(a) of Regulation S-K, including the name of the related party and the dollar value of the amount involved in the transaction.

Selling Stockholders, page 27

3.   There seems to be an error in footnote 1, which appears to include information also provided in footnote 6. Please revise the footnote as necessary.

4.   The footnote disclosure to your selling stockholders table indicates that some of your executive officers are selling shares which they received in connection with loans made to or from the company. See, for example, footnotes 30, 101 and 147. Please clarify whether these shares were received as loans from the company or in exchange for loans made by the executive officers to the company.

Part II

Item 16. Exhibits and Financial Statement Schedules, page II-7

5.   We note your response to comment 9 of our letter dated June 4, 2008. You have not filed the convertible note you issued to Garrett Rajkovich. Please file the note or explain to us why you are not required to file it. Also, it appears that some portions of Exhibits 10.7, 10.8 and 10.9 may have been redacted. Please confirm that you have filed complete copies of each exhibit. Please note that you may only file redacted versions of exhibits in connection with a request for confidential treatment of material that is exempt from disclosure under the Freedom of Information Act. See Rule 406 under the Securities Act.

Item 17. Undertakings

6.   Please provide the undertaking required by Item 512(a)(5)(i) or, in the alternative, Item 512(a)(5)(ii).

*   *   *   *   *

As appropriate, please amend your registration statement in response to our comments. Your responsive amendment should also include a marked copy of the amended filing that conforms with the provisions of Rule 310 of Regulation S-T. Marked copies such as those in HTML format that show changes within paragraphs help us to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We direct your attention to Rule 460 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

If you have any questions regarding these comments, you may contact Matthew Crispino at (202) 551-3456 or me at (202) 551-3735.

Sincerely,

Barbara C. Jacobs
Assistant Director

cc: Via Facsimile: (732) 577-1188
        Kristina L. Trauger, Esq.
        Anslow + Jaclin, LLP
        Telephone: (732) 409-1212